May 28,  1996


Smith Breeden Series  Fund (the "Fund")
100 Europa Drive
Chapel Hill, North Carolina 27514

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the sale during the fiscal year ended March 31, 1997 of 6,240,067 shares of beneficial interest (the "Shares") in the aggregate of the Short Duration U.S. Government Series and the Intermediate Duration
U.S. Government Series of the  Fund   pursuant  to the provisions
of Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended. We understand that for purposes of determining the registration fee for the Shares, you have taken into account 383,661 shares in the aggregate issued by such Series in connection with dividend reinvestment, and redemptions of 17,048,083 in the aggregate in respect of such Series.

     We have examined copies of (i) your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Fund of such Shares. We have also examined (i) a copy of the notice (the "Notice") to be filed pursuant to the Rule by you with the Securities and Exchange Commission relating to your registration of an indefinite number of shares of beneficial interest of the Fund pursuant to the Securities Act of 1933, as amended, and making definite registration of the Shares pursuant to the Rule, and (ii) a certificate of the Treasurer of the Fund stating that all of the Shares had been recorded as issued and that the appropriate consideration therefor as provided in your Bylaws had been received at March 31, 1997.

     We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities, and that the Notice will be timely filed with the Securities and Exchange Commission.

     Based on the foregoing, we are of the opinion that:

     1. The Fund is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.

     2. The Shares were validly issued, fully paid and nonassessable by the Fund at March 31, 1997.


     The Fund is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders of the Fund could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable for the obligations of that series solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice.

                              Very truly yours,

                              /s/ Ropes & Gray

                              Ropes & Gray